SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                         Amendment No. 4

                       DESTEC ENERGY, INC.
                        (Name of Issuer)


             COMMON STOCK, par value $0.01 per share
                 (Title of Class of Securities)

                           25063N-10-0
                         (CUSIP Number)


                          John Scriven
          Vice President, General Counsel and Secretary
                    The Dow Chemical Company
                         2030 Dow Center
                     Midland, Michigan 48674
                         (517) 636-1000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                          June 30, 1997
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].


                      CUSIP No. 25063N-10-0

1)  Name of Reporting Person and its    The Dow Chemical Company
I.R.S. Identification No.            I.R.S. Identification No.
                                     38-1285128.

2)  Check the Appropriate Box if a   (a)     [    ]
    Member of a Group                (b)     [    ]

3)  SEC Use Only

4)  Source of Funds                  WC, 001

5)  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant [    ]
    to Items 2(d) or 2(e)

6)  Citizenship or Place of Organization     Delaware

Number of   7)  Sole Voting Power    0
Shares
Beneficially    8)                   Shared Voting Power    0
Owned by
Each            9)                   Sole Dispositive Power 0
Reporting
Person With 10) Shared Dispositive Power     0

11) Aggregate Amount Beneficially    0
    owned by Each Reporting Person
    as of June 30, 1997

12) Check Box if the Aggregate Amount   [    ]
    in Row (11) Excludes Certain Shares

13) Percent of Class Represented by  0%
    Amount in Row (11) as of
    June 30, 1997

14) Type of Reporting Person         CO
Footnote 1

The Dow Chemical Company ("Dow") initially acquired all of the Issuer's common stock upon the incorporation of the Issuer in exchange for the contribution of various assets, and thereafter acquired 44,999,000 additional shares of the Issuer's Common Stock through a 45,000-for-1 stock split.

This Amendment No. 4 to this Schedule 13D is being filed to reflect a press release issued by Dow on June 30, 1997 and as further discussed in Item 4, below.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

Dow issued a press release on June 30, 1997, the text of which is as follows:

June 30, 1997

FOR MORE INFORMATION:
Darlene MacKinnon
The Dow Chemical Company
2030 Dow Center
Midland, MI   48640
517/636-2876

 Dow Sells its Shares of Destec Energy, Inc. to NGC Corporation

June 30, 1997 - The Dow Chemical Company has completed the sale of its 45 million shares (more than 80 percent of the outstanding stock) of Destec Energy, Inc. to NGC Acquisition Corporation for $21.65 per share. On February 18, 1997, Dow announced that it had agreed to the merger of Destec Energy, Inc. and NGC
Acquisition Corporation.    The merger was ratified by
shareholders at Destec's Annual Meeting of Stockholders on June 4, 1997 and the transaction was approved by the Federal Energy Regulatory Commission on June 25, 1997.

Dow's sale of Destec Energy, Inc. is consistent with the company's strategy to maximize shareholder value through the divestment of assets that do not fit with its long-term strategic objectives.

Dow intends to use the proceeds from this sale for the continued repurchase of its own shares and for other general corporate purposes.

                               ###


Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the text of parts (a) through (e) with the following:

(a) See Items 11 and 13 of the cover sheet, incorporated herein by reference.

(b) See Items 7 through 10 of the cover sheet, incorporated herein by reference.

(c)  See Item 4 above, incorporated herein by reference.

(d)  See item 4 above, incorporated herein by reference.

(e) Dow ceased being the beneficial owner of more than five percent of the Issuer on June 30, 1997.






                            SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 1997                   THE DOW CHEMICAL COMPANY


                              By:       /s/G. MICHAEL LYNCH
                              Name:     G. Michael Lynch
                              Title:    Vice President and
                                        Controller